November14, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

<u>Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.</u>
<u>File No. 82-3507</u>

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1.Press Release dated November13, 2003, (Sumitomo Metals Announces Results for the First Half of Fiscal Year 2004

2.Press Release dated November13,2003,(Reorganization and Streamlining of Sumitomo Mitsubishi Silicon Corporation's Production Bases in the U.S.)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

Dlw 12/1

SUMITOMO METAL INDUSTRIES, LTD.
PUBLIC RELATIONS & INVESTOR RELATIONS DEPARTMENT
8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan
Phone: (03) 4416-6115 Fax: (03) 4416-6798

PRESS RELEASE

DEC -1 7:21

SUMITOMO METALS

November 13, 2003
For immediate release

Sumitomo Metals Announces Results for the First Half of Fiscal Year 2004

Sumitomo Metal Industries, Ltd. announced today its financial results for the First Half of FY2004 (ending March 31, 2004)

<Consolidated Results for the First Half of FY2004>

(Unit: Million of yen)

	FY2004 First Half	FY2003	
		First Half	Full Year
Sales	550,161	593,114	1,224,633
Operating profit	46,009	27,033	69,828
Recurring profit	29,422	19,620	41,309
Net Income (loss)	15,523	8,585	17,076

<Non-Consolidated Results for the First Half of FY2004>

(Unit: Million of yen)

	FY2004 First Half	FY2003	
		First Half	Full Year
Sales	359,219	345,721	727,706
Operating profit	38,570	19,090	48,675
Recurring profit	28,535	12.079	29,263
Net Income (loss)	20,694	5,582	11,934

1. Management policy, business performance and financial situation

(1) Management policy

a. Operational targets and basic policy for corporate management

In accordance with our Medium-Term Business Plan (FY2003 to FY2006), we are striving to improve our financial footing and build a more efficient steel business.

We are making every effort, in all of our group companies, to apply sound corporate governance to further strengthen our management structure to achieve a steady, high level of profitability, and to become an organization that satisfies the requirements of our shareholders, customers, suppliers, local communities, our employees and other stakeholders.

(Operational goals－financial targets of the Medium-Term Business Plan) (units: bil. yen)

		(Consolidated) FY2006 ending March 31, 2006	(Non-consolidated) FY2006 ending March 31, 2006
Sales		1000	620
Operating profit		94	70
Return on assets (ROA)		**5%**	**5.1%**
Recurring profit		70	50
Total assets		1,850	1,350
	Outstanding debt	**990**	**690**
	Shareholders' capital	415	432
Shareholders' capital ratio		**22%**	**32%**
Debt Equity ratio		2.4	1.6

(National Crude Oil Production: 95 million tons; one dollar = 115 yen)

b. SMI's basic policy regarding distribution of profits

SMI made a dividend payment last fiscal year for the first time in five years. We have adopted a policy of strengthening our management base in order to be able to continue regular dividend payments.

We wish to establish a dividend for the current fiscal year that takes into account the business results of the current period and future performance trends. For this reason, we have decided to forgo a current term interim dividend.

c..Basic approach to corporate governance, and its policies in action

Basic approach

SMI regards sound corporate governance as a basic requirement for the achievement of various management objectives. The Company is building an administrative system that we believe will enable management decisions to be made, and operations of the company to be directed, properly and efficiently, and that will also facilitate oversight of these processes. The Company is striving to achieve greater accuracy, efficiency and transparency in corporate management.

Corporate governance policies in action

Management decision-making, execution of decisions and supervision

(1) Important matters concerning the operations of SMI and the SMI Group are carefully discussed in "management meetings" (in principle, held twice a month). Decisions concerning these matters are made at meetings of the Board of Directors (in principle, held once a month). The Board's decisions are put into practice by the executive officers in each of their respective departments. (The Company introduced the executive officer system in June 1999 to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions.) At present there are 10 Directors and 24 Executive Officers (including those Executive Officers who are also Directors).

(2) The Corporate Auditors, their staff and the Internal Auditing Department monitor and audit the compliance with law and effectiveness of the decisions of Directors and the execution of duties by the executive officers. At present there are four (4) Corporate Auditors, including two (2) external Corporate Auditors (both of whom have no special relationship with the Company). At the meetings of the Board of Corporate Auditors (in principle, held once a month) the Corporate Auditors decide matters relating to the execution of duties, and each auditor carries out his or duties accordingly. Tohmatsu Auditing Corporation is the auditor of the Company's accounts.

(3) In April last year SMI introduced an internal company system and reorganized its businesses into four companies (Sheet Steel, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) plus the Head Office/Corporate Research & Development Laboratory. Under this internal company system, each business unit has an administrative and operational structure that covers each step from manufacturing through to sales. Each company president is responsible for the consolidated business performance of the business unit, including affiliated Group companies. Each internal company endeavors to strengthen its ability to respond to customer needs in ways that are suitable for the unique qualities of each business, and to establish a more flexible management style.

Nomination of Director and Executive Officer candidates by committees

(1) The Personnel Committee (chaired by the President and reporting to the Board of Directors) nominates candidates for the positions of Director and/or Executive Officer, and deliberates and decides other matters concerning personnel.

(2) The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors and reaches agreement. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.

(3) The Affiliated Company Management Council (chaired by the President) evaluates the business performance of the major Group companies and discusses the remuneration to be paid to the president of each company.

Compliance and risk management

(1) SMI recognizes that compliance is a fundamental component of corporate management. In January 1997, the Company enacted its Sumitomo Metals' Corporate Code of Conduct clarified the basic rules that officers and employees should follow in

the performance of their duties, and had the Legal Department hold compliance training courses.

(2) The Company established the Compliance Committee (chaired by the Vice President in charge of legal affairs) in October 2002 for the purpose of a) strengthening levels of compliance in both SMI and other Group companies, and b) preventing the occurrence of illegal conduct. The Company also set up the Compliance Consultation Office where employees of the SMI and the Group companies can directly discuss matters relating to compliance.

(3) The Company established the Risk Management Committee (chaired by the President) in August 2000 to enable all companies to make a unified response in the event of a major disaster, accident, illegal act, etc., to enhance the Company's ability to conduct rapid and appropriate risk management.

Information disclosure

In accordance with the laws, ordinances and related regulations, SMI is working to increase the transparency of management by disclosing important information relating to the management of the Company and the Group companies on a timely and appropriate basis. The Company is actively involved in investor relations (IR) to deepen the level of shareholder and investor understanding of SMI and the SMI Group companies.

(2) Business performance and financial situation

a. Business performance

The current interim period

Our consolidated business performance in the current interim period greatly surpassed the achievements of the previous year's interim period.

Business environment

Although personal spending levels in the Japanese domestic economy continue to stagnate in the current interim period, exports are rising as the economies of the United States and Asia recover. The improvement in corporate profitability is manifesting itself in an increase in investment in plant and equipment and a rise in stock prices, and there are signs of an improvement in the Japanese economy.

The steel business enjoyed favorable domestic demand from automobile makers, ship builders and other manufacturers. Export levels, chiefly to Asia, remained firm. As a result, national crude steel production in the current interim period totaled 55.46 million tons, of which our crude steel production accounted for 6.34 million tons.

SMI management policies

Within the prevailing environment, we worked to improve the sales prices of our steel products, strengthen our financial footing and build a more efficient steel business in accordance with the Medium-Term Business Plan (FY2003 to FY2006).

The Medium-Term Business Plan – Selected Topics

Construction progressing on the new No. 1 blast furnace at the Kashima Steel Works

Construction of the new No. 1 blast furnace (furnace capacity of 5,370 m^3) at the Kashima Steel Works began in May last year. Work is progressing steadily and the furnace is scheduled for firing in September next year. We seek to establish a leading world-class steel sheet business through the completion of this new facility, which will provide a full, integrated operation combining upstream and downstream processes.

The new No. 1 blast furnace has the following features.

i) A longer service life

The new furnace has been designed to have a working life of 25 years or more- some 10 years longer than other large blast furnaces currently in operation. This advance is possible through the application of technical improvements in furnace maintenance and the use of the latest analytical techniques.

ii) Stable operation regardless of the quality of the raw materials

Along with a longer service life, a blast furnace needs to maintain steady operations even as the quality of iron ore, coke and other raw materials changes from time to time. The new furnace features the latest charging system that will enable any point in the furnace to be charged at will with the correct amount of raw material taken from separate material hoppers. This is possible through the combination of a bell-less top charging equipment with compatible material hoppers, which allows the operators to control the type and amount of raw material, and the location where it will be placed in the furnace.

iii) Reduced construction costs

In addition to such outstanding performance, the new furnace will be lighter and more compact, resulting in reduced construction costs, which is important to cost competitiveness.

Joint-venture with the Taiwanese China Steel Corporation (CSC) concerning Wakayama Steel Works upstream processes

SMI will concentrate its mass-production steel sheets production at the Kashima Steel Works to achieve an efficient steel sheet production system.

The CSC Group, which purchases approximately 2 million tons of steel slabs annually from around the world, had experienced problems with both quality and stable delivery from various suppliers, and had been searching for a reliable supplier of high-quality product. We and the CSC Group conducted technical exchanges in the past, and had built up a relationship of mutual trust. We reached agreement that the Wakayama Steel Works would supply the CSC Group with steel slabs. In April 2002, both parties concluded an initial one year agreement (from July 2002 to June 2003) for the supply of steel slabs at the rate of 150 thousand tons per quarter.

We deepened our cooperative relationship with the CSC Group, and concluded a joint venture agreement in May 2003 with Sumitomo Corporation and China Steel Corporation (CSC) with a view to achieving, on a long-term basis, the full-scale and reliable operation of the Wakayama Steel Works' upstream processes (blast furnace and state-of-the-art steel-making plant). Following this agreement, in July the three companies established the East Asia United Steel Corporation, and then in November spun off the upstream processes of the Wakayama Steel Works and set up the Sumikin Iron & Steel Corporation.

After the Wakayama Steel Works' hot rolling mill goes offline in April 2005, this upstream processing company will supply the CSC Group with 1.8 million tons of high-quality steel slab per year.This kind of international joint venture, involving steel works linked to their own blast furnaces, will be one of the first business model of its type in the world.

This joint venture will ensure the steadier, full-scale operation of the Wakayama Steel Works' upstream processes. From April 2005, the Works plans to concentrate on its downstream processes- high-grade steel sheet and seamless pipe- completing the restructuring of the Wakayama Steel Works.

Merger of stainless steel operations with Nippon Steel Corporation

In October 2003, SMI jointly established a new company (Nippon Steel & Sumikin Stainless Steel Corporation) with Nippon Steel Corporation that merged the two companies' stainless steel operations (excluding the stainless steel operations of Sumitomo Metals (Kokura) , Ltd. and Sumitomo Metals (Naoetsu) , Ltd.) with the goal of strengthening their stainless steel businesses. Sales targets are approximately 150 billion yen annually, and production targets are about 1.1 million tons per year. The merger has created Japan's largest domestic stainless steel manufacturer.

The new company will seek to provide a better response to customer needs and achieve improved efficiency across the board, from development and manufacturing through to sales. The main policy objectives are as follows.

i) Enhance services to customers

Provide better services to customers by: a) widening the product menu through the products of both parent companies complementing one another; b) better delivery services by improving transportation efficiency; and c) improving product quality by making optimum use of the production facilities of both parent companies.

ii) Make operations more efficient

Gains in production efficiency will be sought by centralizing production and assigning the manufacture of products to individual factories. Reduced administrative costs are targeted through the restructuring accompanying the merger and the creation of a management structure appropriate to the stainless steel business. Greater economies of scale will be sought in the sectors of sales, research and development, and we will strive to improve cost efficiencies in distribution and procurement of raw materials.

Current interim business results

On a consolidated basis, as a result of business selection and specialization, we had interim sales of 550.1 billion yen, 42.9 billion yen lower than the figure of the previous interim period. On the other hand, our operating profit of 46.0 billion yen, recurring profit of 29.4 billion yen and net income of 15.5 billion yen all exceeded the corresponding figures of the previous interim period.

On a non-consolidated basis, sales of 359.2 billion yen, operating profit of 38.5 billion yen, recurring profit of 28.5 billion yen and net income of 20.6 billion yen all marked a considerable improvement when compared with the interim figures of the previous period.

Steel

Sheet Steel, Plate, Titanium & Structural Steel Company,

Our Sheet Steel, Plate, Titanium & Structural Steel Company, our name for one of our operating groups, is striving to improve the sales price of its steel products and is steadily working to enhance its competitiveness through: a) the construction of the new No. 1 blast furnace at the Kashima Steel Works, b) a joint venture business among SMI, the Taiwanese China Steel Corporation (CSC) and Sumitomo Corporation involving the Wakayama Steel Works' upstream processes, and c) the merger of our and Nippon Steel Corporation's stainless steel business.

The Company's consolidated interim sales totaled 282.5 billion yen.

Pipe & Tube Company

In the current interim period, our Pipe & Tube Company, another of our operating groups, continued its inventory adjustment for the OCTG (Oil Country Tublar Goods) market that began last year. Seamless pipe is its principal product.

The Company's large-diameter welded steel pipe business improved, with the

receipt of sizeable orders for the Chinese Chunxiao gas pipeline project at a time of worldwide development of natural gas fields.

The Company's consolidated interim sales totaled 108.7 billion yen.

Railway, Automotive & Machinery Parts Company

In the interim period, our Railway, Automotive & Machinery Parts Company, another of our operating groups, established together with Sumitomo Corporation, Huizhou Sumikin Forging Co., Ltd. to manufacture and sell forged crankshafts in China where the automobile industry is growing rapidly. Construction of a factory has begun, and crankshaft production is slated to start in September of 2004. This advance into local production in China will allow the our forged crankshaft business to respond to the needs of automotive makers in their global strategies in Japan, the United States and in China.

The Company's consolidated interim sales totaled 34.1 billion yen.

Including figures from affiliated companies such as Sumitomo Metals (Kokura) , Ltd. and Sumitomo (Naoetsu) , Ltd., consolidated total sales for our steel business were 479.4 billion yen.

Engineering

Engineering Company

In the interim period, our Engineering Company, another of our operating groups, has striven to boost sales of new products. One example is the boltless joint "I-T joint" system used to connect shield segments in shield tunnel construction. The Company developed this system in collaboration with Konoike Construction Co., Ltd. has seen its first application in the construction of a sewer line in Miyakojima-ku, Osaka.

The Company's consolidated interim sales totaled 25.6 billion yen.

Outlook for the current period

Although there are signs of a recovery in the domestic economy due to the improvement in corporate profitability and the upturn of the U.S. economy, the trends in stock prices and exchange rates create concerns that this recovery may stall. In the steel business, it will be necessary for production to be responsive to the trends in supply and demand in both the domestic and export markets to achieve a further improvement in steel prices.

Amid these business conditions, we merged our stainless steel business with that of Nippon Steel Corporation in October of this year to strengthen the footing of the business. The new company, Nippon Steel & Sumikin Stainless Steel Corporation, started operations as the largest Japanese specialist stainless steel manufacturer. SMI concluded a joint venture agreement in May 2003 with Sumitomo Corporation and China Steel Corporation (CSC) to ensure the full-scale operations of the Wakayama Steel Works' upstream processes. Based on this agreement, the Sumikin Iron & Steel Corporation was launched in November 2003.

During the current interim period, in our drive towards business focus and concentration, we transferred the shares of Sumitomo Special Metals Co., Ltd. to Hitachi Metals, Ltd., and converted the Kanto Special Steel Works, Ltd. into a subsidiary through a stock conversion. In our silicon wafer business, we reviewed Sumitomo Mitsubishi Silicon Corporation's U.S. production system with the goal of improving profitability.

In the current period, consolidated figures are now forecast to greatly exceed initial forecasts. Sales of 1,100 billion yen, recurring profit of 64

billion yen, and net income of 25 billion yen are expected. Outstanding consolidated debt is also expected to shrink to about 1,190 billion yen, and is expected to fall at a faster rate in the Medium-Term Business Plan. On a non-consolidated basis as well, sales of 700 billion yen, recurring profit of 57 billion yen, and net income of 23 billion yen are expected, all considerably higher than the predictions at the start of the period.

b. Financial situation

As a result of an improvement in business results and a further reduction in total assets, we realized 89.5 billion yen in cash from operations in the current period. The use of 12.3 billion yen for investment and 92.1 billion yen for the reduction of outstanding debt resulted in a balance of outstanding cash of 106.5 billion yen as of the end of the interim period, 15.1 billion yen lower than at the end of the previous period.

In the current interim period, the level of outstanding debt on a consolidated basis was reduced by 72.6 billion yen to 1,342.6 billion yen. When the balance of cash and time deposits was subtracted, the actual debt balance came to 1,236.0 billion yen.

	FY2002 ending March 31, 2002	FY2003 ending March 31, 2003	FY2004 ending March 31, 2004
Shareholders' capital ratio	11.3%	15.5%	16.8%
Shareholders' capital ratio a market value basis	7.2%	12.2%	22.7%
Years to debt redemption	11.9 years	7.7 years	7.6 years
Interest coverage ratio	6.4	11.0	10.9

Shareholders' capital ratio: Shareholders' capital/total assets
Shareholders' capital ratio on a market value basis: total market value of shares/total assets
Years to debt redemption: outstanding debt/((operating cash flow - interest payments) x 2)
Interest coverage ratio: operating cash flow/interest payments

- All figures are calculated from consolidated financial values.
- "Outstanding debt" means the actual outstanding debt, i.e., the total of outstanding borrowing plus corporate debentures minus cash and time deposits.
- "Interest payments" means the net interest payment burden (interest payments minus total of interest and dividends received).
- "Operating cash flow" means, in this case of FY2002 and FY2003 the operating cash flow minus the special retirement payments accompanying the transfer of employees loaned to other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the

company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

1. Nationwide crude steel production volume
   Forecast for the FY2004 a little over 109 million ton

2. Operating profit

(100 million yen)

	The first half of FY2004 results	FY 2004 targets
Consolidated	460	910 (approx.)
Non-Consolidated	385	730 (approx.)

3. Average price of steel products (Non-consolidated)
Result for the first half of FY2004 67.0 thousand yen / ton
Target for the FY2004 66.8 thousand yen / ton

4.Our company's crude steel production volume

(ten thousand tons)

	The first half of FY2004 results	FY 2004 targets
Consolidated (*)	634	1,260 (approx.)
Non-Consolidated	557	950 (approx.)

(*) include Sumitomo Metals (Kokura), Ltd.. Sumitomo Metals (Naoetsu), Ltd., and Sumikin Iron & steel Corporation.

5.Export ratio (Non-Consolidated total for whole company by monetary value)
Result for the first half of FY2004 36%
Target for the FY2004 approximately 35%

6.Unrealized gain on securities (Consolidated)
25.9 billion yen (the end of September 2003)

7.Outatnading borrowings

(100 million yen)

	The end of March 2003	The end of September 2003	The end of March 2004 Targets
Consolidated	14,153	13,426	(12,300) 11,900(approx.)
Non-Consolidated	9,969	9,269	(8,600) 8,200(approx.)

*( ) Targets for Medium-Term Business Plan (Fiscal years 2003-2006)

8.Extraordinary profits and losses (consolidated)

(100million yen)

	Forecasts for the FY2004
Provision for retirement allowances	△70 (Approx.)
Loss from restructuring silicon business	△80 (Approx.)
Loss from disaster in Kashima Steel Works	△20 (Approx.)
Loss on disposal of the hot strip mill in Wakayama Steel Works and others	△130 (Approx.)
Extraordinary profits and losses total	△300 (Approx.)

9.Exchange rate

Result for the first half FY2004 118 yen/$

Forecast for the FY2004 approximately 114 yen/$

10.Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for the FY2004 Approximately 1.1 billion yen per year

11.Analysis of factors affecting profits and losses (Non-consolidated)

Exchange rate (TTM)

The first half of FY2003:123 yen/$ → The first half of FY2004:118 yen/$

The first half of FY2003 → The first half of FY2004

Reasons for improvement of profit and loss		Reasons for deterioration of profit and loss	
	(100 million yen)		(100 million yen)
Cost improvement	80	Raw material price (Alloy, Nonferrous metal, etc.)	△35
Change in sales environment, etc.	145	Exchange rate fluctuation	△25
Total	225	Total	△60

Recurring profit

The first half of FY2003:12.0 billion yen → The first half of FY2004:28.5 billion yen

16.5 billion yen improvement

12.Segment Information

(100 million yen)

	The first half of FY2004 results		FY2004 targets	
	Sales	Operating Profits and losses	Sales	Operating Profits and losses
Steel	4,794	467	9,400 (Approx.)	885 (Approx.)
Engineering	256	△18	700 (Approx.)	△15 (Approx.)
Electronics	219	△0	500 (Approx.)	0 (Approx.)
Other	231	11	400 (Approx.)	40 (Approx.)

13.Kashima Steel Works：Disaster Caused by a Gust of Wind（Consolidated)

	Forecasts for the second half FY2004	
Recurring profits and losses	△40	Cost increase due to countermeasures to recover the delay of unloading raw materials, etc
Extraordinary profits and losses	△20	Expenses to remove facilities, Loss on disposal
Total	△60	

Above factors have been incorporated into the analysis of financial forecasts, while they are not settled nor confirmed as of disclosure.

November 13, 2003

Sumitomo Metal Industries, Ltd.
(Security Code 5405: First Section of Tokyo, Osaka and Nagoya Stock Exchanges, and Sapporo and Fukuoka Stock Exchanges)
Mitsubishi Materials Corporation
(Security Code 5711: First Section of Tokyo, Osaka and Nagoya Stock Exchanges, and Sapporo and Fukuoka Stock Exchanges)

Reorganization and Streamlining of Sumitomo Mitsubishi Silicon Corporation's Production Bases in the U.S.

Sumitomo Mitsubishi Silicon Corporation (headquarters: Minato-ku, Tokyo; President: Reijiro Mori; hereinafter "SUMCO"), a fifty-fifty joint venture established by Sumitomo Metal Industries, Ltd. (headquarters: Chuo-ku, Osaka; President: Hiroshi Shimozuma; hereinafter "SMI") and Mitsubishi Materials Corporation (headquarters: Chiyoda-ku, Tokyo; President: Akira Nishikawa; hereinafter "MMC") (equity method applied by both companies), decided to fundamentally reorganize and streamline its silicon wafer production bases as follows.

Effects of this reorganization have been included in the entire fiscal year's profit and loss projections announced today.

Since SMI's and MMC's silicon wafer operations were integrated and SUMCO was established in February last year, SUMCO has carried out various measures including reductions in indirect staff and cost reduction in Japan and the U.S. in order to bring about positive effects of the merger as quickly as possible. The company also closed its Fremont plant in the U.S. last year and has begun the transfer production at its Noda plant to other plants this year to improve the efficiency of existing production facilities following the merger.

We have continued to operate the SUMCO Oregon Corporation's southern and northern plants in the U.S. that handle the integrated processes of crystallization, processing and epitaxial growth of silicon wafers up to eight inches in diameter, although their operations have been making a loss due to a drop in product prices and the worsening product mix. We have decided, however, to close these plants and transfer their production to other plants in order to significantly improve the U.S. operations' earnings (please see the next page as for SUMCO Oregon Corporation's outline).

More specifically, both plants will be officially closed as of the end of 2004. Their production will be transferred to other plants in the U.S., Japan or Indonesia. As a result, the number of plants in the U.S. will be reduced by half from six (at the time of the merger) to three. The number of employees will also decrease by almost half from more than 2,100 to approximately 1,200.

SUMCO is expected to post an extraordinary loss of approximately 35 billion yen for the fiscal year ending January 2004 period including 30 billion yen in a fixed assets' loss due to the two plants' closure and a loss due to the production suspension at Noda and reduction in indirect staff. The production system's fundamental integration and closing will be completed with this reorganization and streamlining of the production bases.

Due to a series of reorganization plans, annual streamlining effects of more than 15 billion yen are expected and the 300 mm silicon wafer business has been expanded. Upon completion of the reorganization, therefore, we expect to achieve a consolidated recurring profit level at more than 10% of recurring profit on sales, which was our original business goal at the time of the merger.

<For information regarding these issues, contact either of the following offices>

Sumitomo Metal Industries, Ltd.: Public Relations Group (03) 4416-6115

Mitsubishi Materials Corporation: Public Relations/IR Office (03) 5252-5206

(References)

Outline of SUMCO Oregon Corporation

1. Company name: SUMCO Oregon Corporation

2. Location: Salem, Oregon, United States

3. Representative: Kazuie Nagano, CEO

4. Established: 1986 (acquired by the Japanese side)

5. Major products and equipment capacity

[North Plant]

Products: Mirror wafers and epitaxial wafers up to six inches in diameter

Production capacity: 400,000 sheets per month

[South Plant]

Products: Mirror wafers and epitaxial wafers eight inches in diameter

Production capacity: 200,000 sheets per month

6. Number of employees: Approximately 670